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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                                   SCHEDULE TO
                                  (Rule 13e-4)

                       ----------------------------------

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                       ----------------------------------

                          ELECTRONICS FOR IMAGING, INC.
                       (Name of Subject Company (Issuer))

                       ----------------------------------

                          ELECTRONICS FOR IMAGING, INC.
                        (Name of Filing Person (Offeror))

                       ----------------------------------

      Certain options to purchase Common Stock, par value $0.01 per share, granted under the Electronics for Imaging, Inc. 1990 Stock Plan and/or
      the Electronics for Imaging, Inc. 1999 Equity Incentive Plan Between
                        December 1, 1999 and May 31, 2000
                         (Title of Class of Securities)

                       ----------------------------------

                                    286082102
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

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                               James L. Etheridge
                                 General Counsel
                          Electronics For Imaging, Inc.
                                303 Velocity Way
                          Foster City, California 94404
                                 (650) 357-3000
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                              Richard S. Chernicoff
                         Brobeck, Phleger & Harrison LLP
                              550 South Hope Street
                          Los Angeles, California 90071
                                 (213) 489-4060




[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]



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     The filing of this Schedule TO shall not be construed as an admission by
Electronics For Imaging that the Offer constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

                             Introductory Statement

     This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission (the "Commission") on September 17, 2001, relating to our offer to exchange certain options to purchase shares of our common stock for new options to purchase shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange dated September 17, 2001, and the related Letter of Transmittal.

Item 4.   Terms of the Transaction.

     Item 4(b) of the Schedule TO is hereby amended to insert immediately after the existing sentence the following sentence:

               "Whether any of the Company's directors or officers plan to exchange their Options pursuant to the Offer will not be known until those directors or officers return their Letter of Transmittal."

Item 12.  Exhibits.

     Section 7 of the Offer to Exchange dated September 17, 2001, attached to the Schedule TO as Exhibit (a)(1) thereto, is hereby amended to remove the following language appearing in the first sentence of the first paragraph:

               "on or after October 12, 2001 and"

     Section 19 of the Offer to Exchange dated September 17, 2001, attached to the Schedule TO as Exhibit (a)(1) thereto, is hereby amended to replace the last sentence of the second paragraph with the following language:

               "The reform act does not provide this protection for transactions such as the Offer and, to the extent the Offer constitutes a tender offer, the reform act is not available for our forward-looking statements contained in the Offer to exchange."

     All references to "5:00 p.m." in the Offer to Exchange dated September 17, 2001, attached to the Schedule TO as Exhibit (a)(1) thereto, are hereby amended to replace each such reference with "9:01 p.m."

     All references to "5:00 p.m." in the Letter of Transmittal, attached to the Schedule TO as Exhibit (a)(2) thereto, are hereby amended to replace each such reference with "9:01 p.m."

     Exhibit (a)(24) to this Amendment is hereby filed as Exhibit (a)(24) to the Schedule TO.



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Item 12 of the Schedule TO is hereby amended to add a reference to Exhibit
(a)(24), which is attached hereto, as follows:

               "(a)(24) Email to Employees Announcing Change to the Offer."





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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

                                       Electronics For Imaging, Inc.


                                        /s/ Guy Gecht
                                       -----------------------------------------
                                       Guy Gecht
                                       Chief Executive Officer

Date:  September 28, 2001











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                                Index to Exhibits

  Exhibit Number       Description
  --------------       -----------

     *(a)(1)       -   Offer to Exchange, dated September 17, 2001.

     *(a)(2)       -   Form of Letter of Transmittal.

     *(a)(3)       -   Form of Notice to Eligible Option Holders.

     *(a)(4)       -   Form of Notice to Tendering Option Holders.

      (a)(5)       -   Electronics for Imaging, Inc. annual report on Form 10-K
                       for its fiscal year ended December 31, 2000, filed on March 29, 2001 is incorporated herein by reference.

     *(a)(6)       -   Instructions to Employees.

     *(a)(7)       -   Option Scenario Model Tool.

     *(a)(8)       -   Offer to Exchange Shares Questions and Answers.

     *(a)(9)       -   Email to All Employees Announcing Offer.

     *(a)(10)      -   Addendum for Employees in Australia.

     *(a)(11)      -   Addendum for Employees in Brazil.

     *(a)(12)      -   Addendum for Employees in Canada.

     *(a)(13)      -   Addendum for Employees in Denmark.

     *(a)(14)      -   Addendum for Employees in France.

     *(a)(15)      -   Addendum for Employees in Germany.

     *(a)(16)      -   Addendum for Employees in Hong Kong.

     *(a)(17)      -   Addendum for Employees in Italy.

     *(a)(18)      -   Addendum for Employees in Japan.

     *(a)(19)      -   Addendum for Employees in the Netherlands.

     *(a)(20)      -   Addendum for Employees in Singapore.

     *(a)(21)      -   Addendum for Employees in Spain.

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     *(a)(22)      -   Addendum for Employees in Sweden.

     *(a)(23)      -   Addendum for Employees in the United Kingdom.

      (a)(24)      -   Email to Employees Announcing Change to the Offer.

       (d)(1)      -   Electronics for Imaging, Inc. 1999 Equity Incentive
                       Plan is filed as an exhibit to the Company's quarterly report on Form 10-Q for the quarter ended March 31, 1999 and incorporated herein by reference.

       (d)(2)      -   Form of Notice of Grant of Stock Option under the
                       Electronics for Imaging, Inc. 1999 Equity Incentive Plan is filed as an exhibit to the Company's registration statement on Form S-8 filed on August 25, 1999 and incorporated herein by reference.

       (d)(3)      -   Form of Stock Option Agreement under the Electronics for
                       Imaging, Inc. 1999 Equity Incentive Plan is filed as an exhibit to the Company's registration statement on Form
                       S-8 filed on August 25, 1999 and incorporated herein by reference.

       (d)(4)      -   Electronics for Imaging, Inc. 1990 Stock Plan is filed as
                       an exhibit to the Company's registration statement on Form S-8 filed on August 25, 1999 and incorporated herein by reference.


* - Previously filed.